Mail Stop 6010

December 22, 2006

Mr. Bennet Price-Lientz Tchaikovsky
Chief Financial Officer
Innovative Card Technologies, Inc.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, CA 90025

> RE: **Innovative Card Technologies, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 20, 2006**
> **File No. 0-51260**
> **Form 10-QSB for the period ended September 30, 2006**

Dear Mr. Tchaikovsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the period ended September 30, 2006

Note 6. Goodwill and Intangible Asset Valuation

1.   We note that you completed the acquisition of nCryptone on June 28, 2006 and you are in the process of reviewing the amounts assigned to goodwill and patent license fees. We have reviewed your response dated September 12, 2006 to our

letter dated September 1, 2006, where you took the position that you acquired assets and did not acquire a business. Note that acquisitions of assets that do not constitute a "business" are allocated to the individual assets acquired on their relative fair value and do not give rise to goodwill. Please advise and provide a detailed analysis of how you accounted for this acquisition and cite the accounting literature upon which you relied.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202)

551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief